Exhibit 99.2

GUARDFORCE AI CO., LIMITED

AMENDED AND RESTATED CORPORATE GOVERNANCE GUIDELINES

Adopted by the Board on December 1, 2023

OBJECTIVES

The following Corporate Governance Guidelines (these “Guidelines”) have been adopted by the Board of Directors (the “Board”) of Guardforce AI Co., Limited (the “Company”), to assist the Board in the exercise of its responsibilities. These Guidelines reflect the Board’s commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term member value. These Guidelines are not intended to change or interpret any national, federal, provincial or state law or regulation, applicable exchange listing standards, or memorandum and articles of association of the Company, and the Board shall continue to comply with those laws, regulations and corporate documents. These Guidelines are intended to serve as a flexible framework within which the board may conduct its business and not as a set of legally binding obligations. These Guidelines are subject to modification from time to time by the Board.

The Board’s Goals

The primary mission of the Board is to advance the interests of the Company’s shareholders by creating a valuable long-term business. The Board understands that the shareholders rely upon the Board to act in the best interest of the Company in making decisions or taking actions not requiring shareholders’ approval and shall at all times act accordingly.

Director Selection

Board Membership Criteria. The Nominating Committee is responsible for reviewing with the Board, at least annually, the appropriate skills and experience of new Board members, as well as the composition of the Board as a whole. This assessment should include factors such as independence, judgment, skill, diversity, integrity and experience in the context of the needs of the Board.

Selection of Director Nominees. The Nominating Committee will recommend candidates for election to the Board in accordance with the policies and principles in its charter and the criteria described in these Guidelines. The invitation to join the Board should be extended by the Board jointly through the Chief Executive Officer of the Company (the “CEO”) and the Chair of the Nominating Committee. The Nominating Committee will review the nomination of an incumbent director for re-election to the Board upon expiration of such director’s term.

Director Compensation and Performance

Compensation Policy and Annual Compensation Review. It is the policy of the Board to provide independent directors with a mix of compensation, including an annual fee, as well as equity and/or derivative security awards, which may be contingent upon certain criteria as determined by the Board at the time of grant. Proposed changes in Board compensation shall initially be reviewed by the Compensation Committee, but any changes in the compensation of directors shall require the approval of the Board. The Compensation Committee shall periodically review the status of Board compensation in relation to other comparable companies and consider other factors the Committee deems appropriate, including whether directors’ independence may be jeopardized if (i) director compensation and perquisites exceed customary levels or (ii) the Company makes substantial charitable contributions to organizations with which a director is affiliated. The Committee shall discuss its review with the Board.

1/5

Annual Performance Evaluation. The Board of Directors will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. In connection with such evaluation, the Chair will receive comments from all directors and report annually to the Board with an assessment of the Board’s performance and procedures. This will be discussed with the full Board following the end of each fiscal year.

Transactions with Directors or their Affiliates. Except for employment or consulting arrangements with executive officers, the Company does not engage in transactions with directors or their affiliates if a transaction would cast into doubt the independence of a director, present the appearance of a conflict of interest, or is otherwise prohibited by law, rule or regulation. This includes, directly or indirectly, any extension, maintenance or renewal of an extension of credit to any director or member of management of the Company. This prohibition also includes significant business dealings with directors or their affiliates, substantial charitable contributions to organizations in which a director is affiliated.

Board Meetings and Communications to Independent Directors

Schedule. Board meetings are scheduled in advance and held not less than quarterly. The Board holds special meetings as required.

Agendas. The CEO and other members of senior management will establish the agenda for each Board meeting. Each Board member may submit items to be included on the agenda. Board members also may raise subjects that are not on the agenda at any meeting.

Distribution of Board Material. Information that is important to the Board’s understanding of the Company’s business should be distributed to the Board members by a reasonable period of time before the Board meeting.

Strategic Planning. The Board will review the Company’s long-term strategic plans and principal issues that the Company will face in the future during at least one Board meeting each year. The timing and agenda of this meeting shall be determined by the CEO.

Meetings of Independent Directors. Independent directors can meet without any non- independent directors present. A majority of the independent directors may call a meeting of the independent directors at any time.

Board Presentations and Access to Employees and Advisors. Directors shall have full access to officers and employees of the Company and, as necessary and appropriate, the Company’s independent advisors, including legal counsel and independent accountants. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent appropriate, provide the CEO with a copy of any written communications between a director and an officer or employee of, or adviser to, the Company.

The Board encourages senior management to invite to Board meetings officers and other key employees who can provide additional insight into the items being discussed, or that senior management believes should be given exposure to the Board.

2/5

Communication/Reporting

Consistent with NASDAQ’s listing requirements, the Board has established the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. These committees shall report directly to the Board of Directors regarding committee activities, issues and related recommendations. The charters of each committee will be reviewed annually with a view to delegating committees with the authority of the board. Such authorities have been set forth in board resolutions pertaining to the charters of the Board committees.

Responsibilities

The business and affairs of the Company shall be managed by or under the direction of the Board. A director is expected to spend the time and effort necessary to properly discharge such director’s responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. A director is expected to attend the Company’s annual meeting of members. A director who is unable to attend any meeting (which it is understood will occur on occasion) is expected to notify the Chair of the Board or the Chair of the appropriate committee in advance of such meeting. In addition, directors are expected to act in the best interests of the Company, maintain independence and integrity, develop and maintain a sound understanding of the Company’s strategies, industries and businesses, review management development and succession planning, endeavor to be available on reasonable notice, attend and prepare for meetings, and provide active, objective and constructive participation at meetings of the Board and its committees.

The Board’s specific responsibilities in carrying out its oversight role are delineated in the Checklist and the Matrix attached hereto (together, “the Documents”). The Documents will be updated from time to time to reflect changes in regulatory requirements, authoritative guidance, and evolving oversight practices. The most recently updated Documents will be considered to be an addendum to this charter.

The Board of Directors will represent the Company’s point of view through interpretation of its products and services, and advocacy for them. The Board will govern the Company through Board policies and objectives, formulated and agreed upon by the Company’s Chief Executive Officer and its employees. The Board will acquire sufficient resources for the Company’s operations and to finance its products and services adequately.

Adopted, as amended and restated, by the Board of Directors on December 1, 2023.

3/5

BOARD OF DIRECTORS AUTHORIZATION CHARTER CHECKLIST

WHEN PERFORMED

		Spring	Summer	Autumn	Winter	As Needed
1.	Determine/update the Company’s mission and purpose. The Board will determine the company’s purpose and values, determine the strategy to achieve its purpose and to implement values.					X
2.	Ensure effective organizational planning. The Board should exercise leadership, enterprise, integrity and judgment in directing the Company so as to achieve continuing prosperity for the Company.					X
3.	Determine and monitor the Company’s programs and services. The Board will monitor and evaluate the implementation of strategies, policies, management performance criteria and business plans.					X
4.	Approve annual objectives. The Board is responsible for approving the annual objectives of the Company.				X
5.	Ensure that management has identified and prioritized the principal risks the Company faces, indicate the likelihood that they will actually occur and estimate their potential cost versus the cost of preventing them. The Board should meet with management on a regular basis to discuss and evaluate such risks.					X
6.

Ensure that management has developed processes to identify major risks and has developed plans to deal with such risks. Such processes should be reviewed and approved by the Board. The Board should monitor the implementation of the risk reducing processes and evaluate them on a regular basis.

X
7.	Select the key executives and directors of the Company. The Board is responsible for the selection and where appropriate replacement of the key executives and directors.					X
8.	Support the Key executives and review their performance. The Board is responsible for evaluating the Key executives on their performance.					X
9.	Review and approve key executives’ compensation plan, including salary, bonuses, stock compensation and fringe benefits.					X
10.	Approve budgets for the next year				X
11.	Periodically review actual results vs. budget and investigate unusual items.	X	X	X	X
12.	Approve guidelines for authorization of expenditures established by management					X
13.	Approve major expenditures outside authorized budget. The Board shall exercise business judgment in establishing and revising guidelines for authorization of expenditures or other corporate actions, and management will periodically review this.					X
14.	Review results of Audit Committee, Compensation Committee, and Nomination and Governance Committee periodically concerning matters specific to each committee.					X
15.	Directors should be alert to potential Board candidates with appropriate skills and characteristics and communicate information regarding board selection matters to the appropriate committee.					X
16.	Review and update the Board of Directors Authorization Charter Checklist annually.				X
17.	Review policies and procedures with respect to transactions between the Company and officers and directors, or affiliates of officers of directors, or transactions that are not a normal part of the Company’s business.					X
18.	Where there is concern, the Board can review the public relation expenses for the key administration staff.					X
19.	Answer/Reply to SEC and/or other regulatory bodies for important legal/accounting/operational/compliance matters.					X

4/5

BOARD OF DIRECTORS AUTHORITY MATRIX

Category	Descriptions/Examples	Scope/Considerations
Appointment and removal of key executives	Members of the Board, CEO, President, CFO, COO	ALL
Executive Compensation	Key executive contracts, salary, bonuses, fringe benefits, stock-based compensation, reimbursable expenses

Annual compensation of key executives (following recommendation by the Compensation Committee).

Compensation of all Members of the Board (following recommendation by the Compensation Committee).

For reimbursable expenses, all key executives below CEO shall be approved by CEO, CEO shall be approved by the Board if greater than US$10,000.

Employee Incentive Plan	Approval of employee incentive plan and issuance of stocks/options/others under the plan	ALL
Related Party[1]	Transactions with affiliated companies, executives, and executives’ family members (as specified in the Company’s Related Party Transactions Policy)	See the Company’s Related Party Transactions Policy
Investments	Derivatives & hedging transactions, investment strategy & policy	ALL
Capital Expenditures	Significant system implementation, acquisition of major Property, Plant, and Equipment (PP&E) Disposal of major PP & E	the greater of US$1,000,000, or two percent of the Company’s total annual revenues the greater of US$1,000,000, or two percent of the Company’s total annual revenues
Mergers and Acquisitions	New product lines, new company acquisitions	ALL
Expenditures

Payout for any single expenditure, regardless of the nature of the expenditure (excluding executive compensation, operating obligations, investments, capital expenditure, and approved budgeted expenses).

the greater of US$500,000, or one percent of the Company’s total annual revenues. If under USD500,000 can be approved. by CEO.
Financing	Equity and/or debt financing	ALL (except operational debt financing)

[1]	The Company’s Audit Committee is responsible for approving all “related party” transactions in which (1) the aggregate amount involved will or may be reasonably expected to exceed the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, (2) the Company or any of its subsidiaries is a participant, and (3) any related party has or will have a direct or indirect interest.

5/5